Hudbay to Acquire Rockcliff to Consolidate the Snow Lake Camp

Toronto, Ontario, June 19, 2023 - Hudbay Minerals Inc. ("Hudbay") (TSX, NYSE: HBM) and Rockcliff Metals Corp. ("Rockcliff") (CSE: RCLF, OTCQB: RKCLF) are pleased to announce that they have entered into a definitive agreement (the "Arrangement Agreement") pursuant to which Hudbay will acquire 100% of the issued and outstanding common shares of Rockcliff that it does not already own (the "Arrangement").

Under the Arrangement Rockcliff shareholders will receive 0.006776 of a Hudbay common share for each Rockcliff common share held, representing an attractive premium to Rockcliff's recent trading price. The enterprise value to Hudbay, net of Rockcliff's cash, is approximately US$13 million.

Ken Lapierre, Interim President, Chief Executive Officer and Director of Rockcliff, comments, "We are delighted that Hudbay views Rockcliff as an important and strategic acquisition for their operations in the Snow Lake camp. As a junior explorer, it is a fitting result to be able to complete a transaction with a producer such as Hudbay. It is also a testament to the work completed and prospectivity of our assets that one day these deposits may become mines in the camp. We can now move forward as Hudbay shareholders and benefit from their abilities as an explorer and producer in the precious and base metal space and from their growing inventory of world class assets in the Americas."

Peter Kukielski, President and Chief Executive Officer of Hudbay, comments, "This is a logical transaction that has the potential to further extend mine life at our Snow Lake operations by consolidating our ownership in the Talbot copper-gold deposit and more than tripling our prospective land package in the Snow Lake region. The Talbot deposit and the additional Rockcliff satellite deposits provide further optionality and potential future feed sources for our Stall and New Britannia mills."

Rockcliff is the 49% joint venture partner on Hudbay's Talbot project and also owns 100% of six additional deposits in the Snow Lake region. Rockcliff is one of the largest landholders in the Snow Lake area with approximately 1,800 km2 across all its properties. Rockcliff has measured and indicated mineral resources of 7.9 million tonnes grading 3.60%i copper equivalent and inferred mineral resources of 5.1 million tonnes grading 3.19%i copper equivalent. For additional disclosure of Rockcliff's mineral resource estimates, please refer to the Tower, Rail, Talbot, and Bur technical reports available under Rockcliff's profile at www.sedar.com and on Rockcliff's website at www.rockcliffmetals.com.

Summary of the Arrangement

The Arrangement will be implemented by way of a court-approved plan of arrangement pursuant to the Business Corporations Act (Ontario) and will require the approval of the Ontario Superior Court of Justice (Commercial List) and the approval of at least two-thirds of the votes cast by Rockcliff shareholders at a special meeting of Rockcliff shareholders which is expected to be held in the third quarter of 2023.

In addition to the aforementioned approvals, completion of the Arrangement is subject to other customary conditions and stock exchange approvals. The Arrangement is expected to close in the third quarter of 2023.

In connection with the Arrangement, all of the directors and senior officers of Rockcliff as well as Greenstone Resources II L.P. and Olive Resource Capital Inc. have entered into customary voting support agreements with Hudbay, pursuant to which they have agreed to vote their Rockcliff shares, representing approximately 65% of the issued and outstanding Rockcliff shares, in favour of the Arrangement.

The Arrangement Agreement provides for customary deal protection provisions, including non-solicitation covenants on the part of Rockcliff and a right in favour of Hudbay to match any unsolicited superior proposal. In the event that the Arrangement Agreement is terminated in certain circumstances, Rockcliff has agreed to pay Hudbay a termination fee of C$700,000.

Board of Directors Recommendation

Rockcliff appointed a special committee of independent directors (the "Special Committee") to consider and make a recommendation to the Board of Directors of Rockcliff (the "Board") with respect to the Arrangement. The Special Committee, after consultation with its financial advisors, unanimously recommended that the Board approve the Arrangement and recommend that Rockcliff shareholders vote in favour of the Arrangement.

Based on the unanimous recommendation of the Special Committee, and after consultation with its financial and legal advisors, the Board has unanimously approved the Arrangement and recommends that Rockcliff shareholders vote in favour of the Arrangement.

Each of Haywood Securities Inc. and INFOR Financial Inc. have provided the Special Committee and Board, respectively, with a fairness opinion, stating that, in its opinion, based upon and subject to the assumptions, limitations, and qualifications set forth therein, the consideration to be received by Rockcliff shareholders under the Arrangement is fair, from a financial point of view, to the Rockcliff shareholders.

Advisors and Counsel

INFOR Financial is acting as financial advisor to Rockcliff and Peterson McVicar LLP is acting as legal counsel to Rockcliff.

National Bank Financial is acting as financial advisor to Hudbay and Goodmans LLP is acting as legal counsel to Hudbay.

About Rockcliff

Rockcliff is a Canadian exploration and resource development company with several advanced-stage, high-grade VMS copper-zinc dominant deposits in the Snow Lake area of central Manitoba. The company is a major landholder in the Flin Flon-Snow Lake Greenstone Belt which is the largest Paleoproterozoic VMS district in the world, hosting high-grade mines and deposits containing copper, zinc, gold and silver. The company's extensive portfolio of properties totals approximately 1,800 km² and includes six 100% owned high grade, undeveloped VMS deposits. Rockcliff's (49% ownership) seventh high grade VMS deposit, the Talbot copper deposit, is a joint venture with Hudbay (51% ownership).

Ken Lapierre P.Geo., Interim President, and CEO of Rockcliff, a Qualified Person in accordance with Canadian regulatory requirements as set out in NI 43-101, has read and approved the scientific and technical information contained in this press release.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining-friendly jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and, upon completion of the arrangement with Copper Mountain Mining Corp., the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the company, which is complemented by meaningful gold production. Hudbay's growth pipeline includes the Copper World project in Arizona, the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations. Further information about Hudbay can be found on www.hudbay.com.

Forward-Looking Information

This release contains certain "forward looking statements" and certain "forward-looking information" as "defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relate to future events or future performance and reflect Hudbay's and Rockcliff's expectations or beliefs regarding future events. Forward-looking statements include, but are not limited to statements with respect to the consummation and timing of the Arrangement; approval by Rockcliff's shareholders; the satisfaction of the conditions precedent to the Arrangement; the strengths, characteristics and potential of the Arrangement; growth potential and expectations regarding the timing, receipt and anticipated effects of court approval and other consents and approvals; the impact of the Arrangement on Rockcliff, Hudbay and their respective shareholders and other stakeholders; and other anticipated benefits of the Arrangement. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, amongst others, risks related to failure to receive approval by Rockcliff shareholders, the required court and other consents and approvals required to effect the Arrangement, the potential of a third party making a superior proposal and the possibility that the Arrangement Agreement could be terminated under certain circumstances.

Forward-looking information are based on management of the parties' reasonable assumptions, estimates, expectations, analyses and opinions, which are based on such management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Such factors, among other things, include: business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of copper or certain other commodities; change in national and local governments, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); discrepancies between actual and estimated metallurgical recoveries; inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties.

Hudbay and Rockcliff undertake no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on the information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

For further information, please contact:

Rockcliff

Ken Lapierre

Interim President & CEO

(647) 678-3879

ken@rockcliffmetals.com

Hudbay

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

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i Copper equivalent calculations conducted assuming metal prices of U$3.52/lb copper, US$1,817/oz gold, US$1.18/lb zinc and US$23.75/oz Ag.